===============================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 6)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        CABLEVISION SYSTEMS CORPORATION
                                ---------------
                                (Name of Issuer)

      CABLEVISION NY GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
      RAINBOW MEDIA GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                ---------------
                         (Title of Class of Securities)

                                  12686C 10 9
                                   12686C 844
                                ---------------
                                 (CUSIP Number)

                            MARILYN J. WASSER, ESQ.
                      VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, NJ 07920
                                 (908) 221-2000
                                ---------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 18, 2001
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

===============================================================================

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NUMBER NOS. OF ABOVE PERSON

          AT&T CORP.
          I.R.S. IDENTIFICATION NO. 13-4924710
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                      (b) [  ]
-------------------------------------------------------------------------------
3      SEC USE ONLY                                                       [  ]

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)
                                                                          [  ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              CABLEVISION NY GROUP CLASS A
                              COMMON STOCK:                        29,790,887*
                              RAINBOW MEDIA GROUP CLASS A
                              COMMON STOCK:                         9,791,336*
                         ------------------------------------------------------
                         8    SHARED VOTING POWER

                              CABLEVISION NY GROUP CLASS A
                              COMMON STOCK:                                 0
                              RAINBOW MEDIA GROUP CLASS A
                              COMMON STOCK:                                 0
         NUMBER OF       ------------------------------------------------------
          SHARES         9    SOLE DISPOSITIVE POWER
       BENEFICIALLY
         OWNED BY
           EACH               CABLEVISION NY GROUP CLASS A
         REPORTING            COMMON STOCK:                        29,790,887*
       PERSON WITH:           RAINBOW MEDIA GROUP CLASS A
                              COMMON STOCK:                         9,791,336*
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              CABLEVISION NY GROUP CLASS A
                              COMMON STOCK:                                 0
                              RAINBOW MEDIA GROUP CLASS A
                              COMMON STOCK:                                 0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          CABLEVISION NY GROUP CLASS A COMMON STOCK:               29,790,887
          RAINBOW MEDIA GROUP CLASS A COMMON STOCK:                 9,791,336
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          CABLEVISION NY GROUP CLASS A COMMON STOCK:                     22.4%**
          RAINBOW MEDIA GROUP CLASS A COMMON STOCK:                      13.6%**

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

*  Subject to the Stockholders Agreement (See Item 6).

** Each share of the Issuer's Cablevision NY Group Class B Common Stock is entitled to 10 votes per share, each share of Rainbow Media Group Class B Common Stock ("Class B Stock") is entitled to 5 votes per share, each share of Cablevision NY Group Class A Common Stock is entitled to one vote per share, and each share of Rainbow Media Group Class A Common Stock ("Class A Stock")is entitled to 1/2 of a vote per share. Holders of Class B Stock, Cablevision NY Group Class B Common Stock, Class A Stock and Cablevision NY Group Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Stock and Cablevision NY Group Class A Common Stock vote together as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 5% of the voting power of the Issuer (See Items 1 and 5).

     This Amendment No. 6 filed by AT&T Corp. ("AT&T") amends the Schedule 13D filed on March 19, 1999, as amended by Amendment No. 1 filed on December 15, 2000, Amendment No. 2 filed on April 9, 2001, Amendment No. 3 filed on June 13, 2001, Amendment No 4 dated August 8, 2001 and Amendment No. 5 dated October 23,2001, relating to AT&T's ownership of the stock of Cablevision Systems Corporation, a Delaware corporation. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On December 12, 2001, AT&T and two wholly-owned subsidiaries entered into an underwriting agreement (the "Underwriting Agreement") for the sale, in an underwritten public offering, of 14,679,750 Class A Stock at $22.50 per share, less underwriting discount, fees and expenses. A Registration Statement on Form S-3 was filed with the Securities and Exchange Commission and, as subsequently amended, was declared effective on December 12, 2001. The sale was consummated on December 18, 2001.

     Also on December 12, 2001, in connection with an underwritten offering of certain exchange securities issued by a trust not affiliated with AT&T (the "Exchange Trust"), AT&T and two wholly-owned subsidiaries entered into an underwriting agreement (the "Trust Underwriting Agreement") relating to the offering of exchange securities by the Trust.

     Pursuant to the Underwriting Agreement and the Trust Underwriting Agreement, AT&T has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Class A Stock for a period of 90 days following the consummation of the offering.

     On December 18, 2001, in connection with the offering of exchange securities by the Trust, one wholly-owned subsidiary of AT&T (the "AT&T Sub") entered into a contract with the Trust (the "Contract") relating to the disposition of not fewer than 8,025,958 nor more than 9,791,336 Class A Stock (the "Shares") or the cash value of such number Shares held by the AT&T Subs. The Contracts require the AT&T Subs to deliver to the Exchange Trust on February 15, 2005 (subject to their right to extend such date, under certain circumstances, to May 15, 2005) (the "Exchange Date"), a number of Class A Stock equal to the maximum amount of Shares multiplied by the Exchange Rate, or the cash equivalent value of that number of shares of Class A Stock at that time. The Exchange Rate is equal to (i) if the Exchange Price (as defined in the Contracts) of the Class A Stock is equal to or greater than $27.45 per share (the "Threshold Appreciation Price"), 0.8197, (ii) if the Exchange Price is less than the Threshold Appreciation Price but equal to or greater than $22.50 per share (the "Initial Price"), an amount equal to the Initial Price divided by the Exchange Price and (iii) if the Exchange Price is less than the Initial Price, 1.0, subject in each case to certain antidilution adjustments.

     The offering of the exchange securities by the Trust was consummated on December 18, 2001 and at that time the AT&T received $155,691,662 under the Contract, representing the purchase price before expenses.

     The offering of additional exchange securities pursuant to the exercise of the underwriters' over-allotment option was consummated on December 21, 2001 and at that time AT&T received $23,349,742 under the Contract representing the purchase price before expenses.

     Also on December 18, 2001, the AT&T Sub entered into a Collateral Agreement (the "Collateral Agreement") with the Trust and the Bank of New York, as Collateral Agent, to secure its obligations under the Contract. The Collateral Agreement requires the AT&T Sub to pledge the maximum amount of Shares, subject to the right to substitute collateral consisting of U.S. Government Securities or Cash Equivalents with an equal or greater value.

     Prior to the delivery of the Shares on the Exchange Date, AT&T, through the AT&T Sub, retains the right to vote the Shares and receive dividends and other distributions on the Shares. The occurrence of certain defaults under the Contract would cause the acceleration of the Contract and require delivery of the Shares (or other eligible collateral), cash or a combination thereof, prior to the Exchange Date. Under the Contract, AT&T retains an interest in appreciation, if any, in the market price of the Class A Stock above (but will not realize a decline, in any, in the market price of the Class A Stock below) the Initial Price.

     The foregoing descriptions of the Underwriting Agreement, the Trust Underwriting Agreement, the Forward Contract and the Collateral Agreement are qualified in their entirety by reference to copies of the full agreements, which are included herewith as Exhibits 1 through 4 and are specifically incorporated by reference herein.

Item 5.

     The third sentence of paragraph (a) of Item 5 is hereby deleted in its entirety and replaced with the following.

     See Items 11 and 13 of the cover pages for the aggregate number and percentage of Cablevision NY Group Class A Common Stock and Rainbow Media Group Class A Common Stock owned by AT&T. Such figures include all the Rainbow Media Group Class A Common Stock subject to the Contracts described in Item 4.

Item 7. Material To Be Filed As Exhibits.

     1.   Underwriting Agreement, dated December 12, 2001.

     2.   Trust Underwriting Agreement, dated December 12, 2001.

     3. Forward Contract Agreement between AT&T Broadband CSC Holdings, Inc. and Equity Securities Trust II dated December 18, 2001.

     4. Collateral Agreement among AT&T Broadband CSC Holdings, Inc., Bank of New York and Equity Securities Trust II dated December 18, 2001.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2001

                                      AT&T CORP.

                                      By: /s/ Robert S. Feit
                                         ---------------------------------------
                                         Name:  Robert S. Feit
                                         Title: Authorized Signatory

                               INDEX OF EXHIBITS

1.   Underwriting Agreement, dated December 12, 2001.

2.   Trust Underwriting Agreement, dated December 12, 2001.

3. Forward Contract Agreement between AT&T Broadband CSC Holdings, Inc. and Equity Securities Trust II dated December 18, 2001.

4. Collateral Agreement among AT&T Broadband CSC Holdings, Inc., Bank of New York and Equity Securities Trust I dated December 18, 2001.